Mail Stop 4561
September 28, 2005

Mr. Gregory C. Walker
Senior Vice President-Finance and Chief Financial Officer
Magma Design Automation, Inc.
5460 Bayfront Plaza
Santa Clara, California 95054

Re:	Magma Design Automation, Inc.
	Form 10-K for the Fiscal Year ended March 31, 2005
      Filed June 14, 2005
      Form 10-Q for the Fiscal Quarter ended July 3, 2005
      Filed August 12, 2005
	File No. 0-33213

Dear Mr. Walker:

	The staff has performed a financial review of the above referenced filings and has the following comments on your Annual Report on Form 10-K for the year ended March 31, 2005 and your other periodic filings. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosures. After reviewing this information, we may or may not raise additional comments. Your response to this letter should be filed on EDGAR with the Commission no later than October 12, 2005. If you are unable to respond by this date, please contact us as soon as possible.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed July 28, 2005

1. In your press release dated July 28, 2005, the condensed consolidated statements of operations presented includes a number of measures, including non-GAAP cost of revenues, non-GAAP gross profit, non-GAAP income from operations, non-GAAP income before taxes and non-GAAP net income for which you do not appear to have provided the disclosures required by Items 10(e)(1)(C) and 10(e)(1)(D) of Regulation S-K. In this regard, please note that each line item, sub-total, total or other item that has been adjusted represents a separate non-GAAP measure for which clear, specific disclosure is required. Additionally, as your adjustments appear to eliminate recurring items, the following additional disclosure appears necessary:

* the manner in which you use the non-GAAP measure to conduct or evaluate its business;
* the economic substance behind your decision to use such a measure;
* the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* the manner in which you compensate for these limitations when using the non-GAAP financial measure; and
* the substantive reasons why you believe the non-GAAP financial measure provides useful information to investors.

For further guidance, refer to Question 8, of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Tell us, in specific detail, how you intend to address these matters in future filings. As part of your response, consider providing us with example disclosure.
You also disclose non-GAAP financial information which is reconciled to GAAP historical results on a per share basis only. These reconciliations should be expanded to include operating income
(loss)
and net income (loss).

******

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	Any questions should be directed to Sherri Bowen on (202)
551-
3681 or to                 Marc Thomas at (202) 551-3452. You may
also address questions to the undersigned on (202) 551-3730 as I supervised the review of your filing.


							Sincerely,



							Brad Skinner-Branch Chief,





Magma Deign Automation, Inc.
September 28, 2005
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